FORM U-12(I)-B

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

FORM U-12(I)-B

Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b)

(To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate)

1. Name and business address of person filing statement.

See attached Exhibit A

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

None.

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

National Grid USA Service Company, Inc. and associated companies, including National Grid USA and National Grid Transco plc.

4. Position or relationship in which the undersigned is employed or retained by each of the companies names in Item 3, and brief description of nature of services to be rendered in each such position or relationship.

See attached Exhibit A

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in Item 3. (Use column (a) as supplementary statement only.)

See attached Exhibit B

(b) Basis for compensation if other than salary.

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

(a) Total amount of routine expenses charged to client:

See attached Exhibit B

(b) Itemized list of other expenses:     None

National Grid USA Service Company, Inc.

By:    s/Stephen Lewis
    ______________________________________________
Stephen Lewis

By:    s/Jeffrey Scott
    ______________________________________________
Jeffrey Scott

By:    s/William T. Sherry
    ______________________________________________
William T. Sherry

Date:    February 26, 2004

EXHIBIT INDEX

Exhibit No.	Description	Page
A	Names, positions, corporate affiliations and business addresses of individuals who may act during 2004, 2005, and 2006 in matters included within the exemption provided by paragraph (b) of Rule 71	Filed herewith
B	Compensation received during the current year and estimated to be received over the next two calendar years and total amount of routine expenses charged to client in 2003	Filed herewith

EXHIBIT A

Names, positions, corporate affiliations and business addresses of individuals who may act during 2004, 2005, and 2006 in matters included within the exemption provided by paragraph (b) of Rule 71:

National Grid USA Service Company, Inc.

Stephen Lewis
Vice President, National Grid USA
President, US Transmission Operations

Jeffrey Scott
Senior Vice President, National Grid USA
(Chief Operating Officer, US Transmission Operations)

William T. Sherry
Executive Vice President and Assistant Secretary, Granite State Electric Company

The business address of the above listed persons is:

25 Research Drive
Westborough, MA 01582

The duties of each of the above-listed individuals may require, among other things, such appearances as may be necessary before the Federal Energy Regulatory Commission, the Securities and Exchange Commission, and, possibly on rare occasions, Congress, or the staff of the Commissions or Congress, to present or discuss matters affecting the National Grid Transco plc companies. The time devoted to such activities represents only a small fraction of the time devoted to the duties of their above-listed positions.

EXHIBIT B

                                   Total Compensation         Estimated Compensation (b)
Name of Recipient                  Received in 2003 (a)

                                                        2004      2005       2006

Stephen Lewis

Jeffrey Scott

William T. Sherry

(Filed under confidential treatment pursuant to Rule 104(b))

(a)	Includes incentive compensation and other bonuses, if any, paid to recipient in calendar year 2003 and deferred amounts including shares and/or cash and excludes health insurance amounts and other fringe benefits and amounts reported to the IRS as taxable compensation re: life insurance and other fringe benefits. For Messrs. Lewis and Scott, compensation amounts are net of hypothetical taxes, but includes overseas allowance and cost of living allowance.
(b)	Does not include an estimate of incentive compensation.

                                   Total Amount of Routine Expenses
Name                               Charged to Client in 2003
----                               ------------------------------

Stephen Lewis                                     87,844.91

Jeffrey Scott                                     38,370.36

William T. Sherry                                  7,716.43